UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: January 31, 2005
Estimated average burden hours per response. . . 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Frequency Electronics, Inc.
Exact name of registrant as specified in charter

0000039020
Registrant CIK Number

Definitive Proxy for 10/9/2002 Shareholder Meeting
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-8061
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mitchel Field, State of New York August 26, 2002.

Frequency Electronics, Inc.
(Registrant)

By: ______________________
Alan Miller, CFO and Treasurer
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 20_____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)



600.00
500.00
400.00
300.00
200.00
100.00
0.00
Dollars
1997
1998
1999
2000
2001
2002
Frequency Electronics
S&P 600 Small Cap
Peer Group